UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

LiveDeal, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

538144304

(CUSIP Number)

Isaac Capital Group LLC
Attention: Manager
3525 Del Mar Heights Rd., Suite 765
San Diego, CA 92130
858-259-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2012
March 22, 2013
March 25, 2013
March 28, 2013
January 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 538144304

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Capital Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,203,245
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,203,245
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,203,245*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.33%**
14.	TYPE OF REPORTING PERSON* CO

*Represents 4,706,460 shares of common stock and 3,496,785 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Issuer.

** Assumes full exercise of the warrants as described in Item 4.

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CUSIP No. 538144304

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Isaac
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,203,245
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,203,245
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,203,245*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.33%**
14.	TYPE OF REPORTING PERSON* IN

*Represents 4,706,460 shares of common stock and 3,496,785 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Issuer.

** Assumes full exercise of the warrants as described in Item 4.

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CUSIP No. 538144304

Explanatory Note

This Amendment No. 2 amends and supplements the Amendment No. 1 to the Schedule 13D originally filed by Jon Isaac and Isaac Capital Group LLC, a Delaware limited liability company (“ICG” and, together with Mr. Isaac, the “Reporting Persons”), on January 12, 2012 (the “Schedule 13D), relating to the common stock, par value $0.001 per share (the “Common Stock”) of LiveDeal, Inc., a Nevada corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

The principal executive offices of LiveDeal, Inc. are at 325 E. Warm Springs Rd., Suite 102, Las Vegas, NV 89119.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Isaac Capital Group LLC (“ICG”) and Mr. Jon Isaac.

(b)	Residence or Business Address:

The business address for ICG is 3525 Del Mar Heights Rd., Suite 765, San Diego, CA 92130.

The business address for Mr. Isaac is c/o LiveDeal Inc. 325 E. Warm Springs Rd., Suite 102, Las Vegas, NV 89119

(c)	Present Principal Occupation or Employment:

The principal business of ICG is investing in public and private equity securities. Mr. Isaac is the sole member of ICG, and his principal occupation is serving as the President and CEO of the Issuer.

(d)	Criminal Convictions:

During the last five years, neither the Reporting Person, or to the best knowledge of the Reporting Person, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, neither the Reporting Person, or to the best knowledge of the Reporting Person, any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Isaac is a citizen of Canada. ICG is a limited liability company formed in Delaware.

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CUSIP No. 538144304

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds loaned to the Issuer evidenced by the Notes and the purchase price used to exercise the warrants were paid from ICG’s general working capital and none of the funds was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Note.

ITEM 4. PURPOSE OF TRANSACTION

On December 11, 2012, the Issuer issued a second Note in the principal amount of $250,000 to ICG (“Note No. 2”). On December 17, 2012, ICG elected to convert Note No. 2 with a conversion price of ($0.67) per share, resulting in the issuance of (371,487) shares of our common stock and a warrant to acquire (371,487)additional shares of our common stock at an exercise price of ($0.81) per share.

On March 22, 2013 and March 25, 2013, the Issuer issued a third and fourth Note to ICG in the principal amount of $500,000 (“Note No. 3”) and $250,000 (“Note No. 4”), respectively. On March 27, 2013, ICG elected to convert the Note Nos. 3 and 4 with a conversion price of $0.46 per share, resulting in the issuance of 1,631,886 shares of our common stock and a warrant to acquire 1,631,886 additional shares of our common stock at an exercise price of $0.55 per share.

On March 28, 2013, the Issuer issued a fifth Note in the principal amount of $250,000 to ICG (“Note No. 5”) and on the same date, ICG elected to convert Note No. 5 with a conversion price of $0.46 per share, resulting in the issuance of 535,716 shares of our common stock and a warrant to acquire 535,716 additional shares of our common stock at an exercise price of $0.56 per share.

On January 23, 2014, the Issuer issued a sixth Note in the principal amount of $500,000 (“Note No. 6”) with a conversion price of $0.7933 per share, which when converted will result in the issuance of 630,279 shares of our common stock and a warrant to acquire 630,279 additional shares of our common stock at an exercise price of $0.95 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

The Reporting Persons beneficially own 8,203,245 shares of Common Stock, which represents 44.33% of the issued and outstanding shares of Common Stock (based upon 18,503,506 shares of Common Stock outstanding, which assumes conversion of Note No. 6 and exercise of 3,496,785 shares of Common Stock issuable upon exercise of fully vested warrants.)

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Persons have the sole power to vote and dispose of the shares of the Issuer.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No contracts, arrangements, understandings or relationships (legal or otherwise) exist between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Shares have not been pledged and are not otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2014
Isaac Capital Group LLC By: /s/ Jon Isaac Name: Jon Isaac Title: President
/s/ Jon Isaac Jon Isaac

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